14553 South 790 West, # C

Bluffdale, Utah 84605

September 26, 2008

Ms. Kate Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, D.C. 20549

Re:

Sector 10, Inc.

Form 10-KSB for the Year Ended March 31, 2008

Filed July 15, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2008; Filed August 19, 2008

File No, 000--24370

Dear Ms. Tillan:

We are in receipt of your letter dated September 11, 2008 (copy enclosed) in which you made comments and/or requested additional information regarding the Form 10-KSB filed by Sector 10, Inc. (:Sector 10” or “Company”) for the year ended March 31, 2008 and the Form 10Q filed for the period June 30, 2008.  You requested a response within 10 business days from your correspondence.   In accordance your requests, our response for each comment is as follows.  Please note that the number and item(s) refer to the specific number and item(s) referred in your correspondence.

Form 10-KSB fir the fiscal Year Ended March 31, 2008

Consolidated Financial Statements, page 13

Consolidated Statements of Shareholders’ Deficit, page 16

1)

Form 10-KSB was amended to adjust the presentation of the Consolidated Statements of Changes in Shareholders Deficit to maintain consistency with other with the years ended presented in the financial statements.  An adjustment was made to include the activity for the period ended March 31, 2007.  Since there was no activity during this period, the adjustment had no impact on the financial results presented in the original filing.

Note 1. Organization and Business Operations, page 18

2)

Pricing requirements set the price at which the specific Sector 10 Product will be acquired prior to sale by Sector 10, Inc.  Minimum performance standards are the minimum sales results that are required to continue the exclusive distribution rights in the specific territory. If the minimum standards are not satisfied, the exclusive rights to the territory will be removed.  Sales activity is expected to begin in the 2nd quarter for the fiscal year ended March 31, 2009.  The pricing requirements will be adjusted to reflect the price available for the fiscal year ended March 31, 2009.  Minimum performance standards provide a transition for each territory.

Ms. Kate Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Form 10-Q for the Quarterly Period Ended June 30, 2008

Financial Statements, page 3

Note 2. Network Acquisition, page 7

3)

The primary purpose of the Server Network is to provide monitoring, media and administrative support to the Sector 10 products placed in customer facilities.  An alternative source of revenue was identified to use the network for telecom services in order to provide additional potential revenues.  These additional revenues would be supplemental and not a main source for Company operations.

The network consists of both tangible (hardware) and intangible (software) components.  There are currently 8 network servers located throughout the U.S.

The Company will generate revenues from the network from three source including monitoring, media and telecom.  The primary business involves the monitoring and media fees associated with the placement of Sector 10 products.

Additional costs and development will be required to use the network for telecom.  The costs are not determined but are estimated to be between $50,000 to $100,000.  No costs will be incurred for the telecom business until contracts are executed that require the improvements.  Currently there are 2 contracts being reviewed for this business.

There has been no history of telecom sales.  The monitoring and media sales have been sold in test sites to verify the network efficiencies.  No significant sales history

4)

The costs incurred by Holdings involves the costs for development of the Network   Costs include hardware, software and consultants

5)

The products and services include the emergency response equipment that was developed by Sector 10 Holdings.  There are three primary products :

•

SRU – Media which is targeted for high traffic areas such as convention halls and  arenas

•

SRU- Office which is targeted for commercial buildings with full monitoring service capabilities

•

SRU – Basic which is targeted for commercial buildings with limited monitoring and other services

•

Mobile units (MRU) are also available that generally offer benefits to hospitals, military and o

Management’s Discussion and Analysis or Plan of Operation, page 10

6)

The valuation was based on comparisons to other similar National and International networks (including technology and trafficking capabilities) that are in service and used for similar business.

7)

Additional costs and development will be required to use the network for telecom.  The costs are not determined but are estimated to be between $50,000 to $100,000.  No costs will be incurred for the telecom business until contracts are executed that require the improvements.  Currently there are 2 contracts being reviewed for this business.  The high side valuation reflects a full entrance into the telecom business.  At this stage, this is not likely in the near term.  The network was booked at the $1 Million transfer costs attributed to Sector 10 Holdings.

Ms. Kate Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

8)

The contracts are still under review at this time and will not be in place before the end of the 2nd quarter.  A review of the situation will be conducted and further disclosure regarding the status will be included in the 2nd quarter Form 10-Q

Item 3. Controls and Procedures, page 13

9)

The Form 10Q for the period ended June 30, 2008 was amended to reflect the conclusion as of June30, 2008.

10)

Future filings will include a conclusion by the principal executive and principal financial officer regarding the effectiveness of the disclosure controls and procedures consistent with Item 307 of Regulation S-K.

Exhibits 31.1 and 31.2

11)

The exhibits were changed to remove the reference to Form 10-QSB.

In connection with responding to the comments raised in your correspondence dated September 11, 2008, Sector 10, Inc. (“Company”) acknowledges that:

•

The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The information contained n this correspondence is intended to be in response to your comments raised in your correspondence dated September 11, 2008.  Please review the information provided and contact me with any further questions, comments or requests for additional information.

We enclose a marked up version of the proposed amended Form 10-KSB for the period ended March 31, 2008 and the Amended Form 10-Q for the period ended June 30, 2008.  The changed potions are highlighted in yellow to simplify your review.  Upon acceptance of these changes, we will file the Amended forms.  Please provide us with final comments so that the final filing may be completed.

Sincerely,

By: /s/ Laurence A. Madison

Laurence A. Madison

Chief Financial Officer

Sector 10, Inc.